EXHIBIT 12.1

NETWORK EQUIPMENT TECHNOLOGIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Nine Months Ended	Fiscal Year Ended
	December 28, 2007	March 30, 2007	March 31, 2006	March 25, 2005	March 26, 2004	March 28, 2003

Net income (loss) before provision (benefit) for income taxes	$4,599	$(16,702)	$(28,396)	$(7,532)	$(539)	$(12,680)
Add: fixed charges	1,571	2,006	2,005	2,169	2,044	2,039
Income (loss) before taxes and fixed charges	6,170	(14,696)	(26,391)	(5,363)	1,505	(10,641)
Fixed charges:
Interest expense	1,440	1,791	1,791	1,917	1,791	1,791
Amortization of debt offering costs	38	50	49	46	34	34
Estimated interest in rent expense	93	165	165	206	219	214
Total fixed charges	1,571	2,006	2,005	2,169	2,044	2,039
Ratio of earnings to fixed charges	3.93	*	*	*	*	*
______________ * The ratio of earnings to fixed charges was negative for the fiscal years ended 2003 through 2007, therefore only the deficiency is required to be reported.